August 14, 2013

United States Securities and Exchange Commission

Attention: David R. Humphrey, Accounting Branch Chief

100 F Street, N.E.

Washington, D.C. 20549

Re:	Callaway Golf Company

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 8, 2013

File No. 001-10962

Dear Mr. Humphrey:

We submit this letter in response to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated July 22, 2013, relating to Callaway Golf Company’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2012.

Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis

Critical Accounting Policies and Estimates, Page 27

Long-Lived Assets, Goodwill, and Non-Amortizing Intangible Assets, Page 29

1.	We note that you recognized impairment charges of $4.6 million, $5.4 million and $7.5 million, respectively, in connection with the trade names, trademarks and other intangible assets related to the Top-Flite and Ben Hogan brands. In particular, we note that your impairment analysis utilizes internal discounted cash flow estimates, quoted market prices, royalty rates when available and independent appraisals as appropriate. In this regard, you state that you use your best judgment based on current facts and circumstances. Since it appears that such estimates require significant judgment, please disclose the nature of the inputs subject to volatility or change, along with a corresponding sensitivity analysis, in the discussion of your critical accounting policies.

Company’s Response:

In 2010, 2011, and 2012, the Company’s Top-Flite and Ben Hogan intangible assets consisted of non-amortizing trademarks and service marks and amortizing patents. The Company uses the relief from royalty method (the “RFR Method”), which is a discounted cash flow model, when evaluating the recoverability of its trademarks and service marks. The Company tests the recoverability of its non-amortizing intangible assets at least annually or whenever indicators are present that the carrying amounts of these assets may not be fully recoverable. The Company tests for the recoverability of amortizing intangible assets whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable.

Non-Amortizing Assets. The material assumptions used in the RFR Method for non-amortizing Top-Flite and Ben Hogan intangible assets have historically been the discount rates, revenue forecasts, long-term revenue growth rates and estimated royalty rates. The discount rates are based on a weighted average cost of capital, which represents the average rate a market participant would pay to raise debt or equity financing. The discount rates are calculated based upon market data available at the end of the applicable reporting period. Management determined the revenue forecasts based on historical sales, economic conditions, expected industry performance, and planned product launches. The Company based its long-term revenue growth rates on projected inflation rates. The royalty rates used were within the range the Company historically charged to apparel licensees for those brands.

In applying the RFR Method, the Company considers the revenue forecast to be the most subjective and to have the most uncertainty associated with it. As a result, a sensitivity analysis was performed on the revenue forecast assumptions used in the 2010 and 2011 analysis. It was determined, assuming all other inputs remained constant, that a 10% decrease in the assumed revenue forecast would have resulted in an additional impairment of $2.0 million for 2010 and $1.8 million for 2011. For 2012, there was no impairment analysis performed on the Company’s Top-Flite and Ben Hogan non-amortizing intangibles assets as these assets were sold during the first quarter of 2012.

Amortizing Assets. The impairment charge in 2012 related to the amortizing intangible assets (i.e. patents) acquired during the Top-Flite and Ben Hogan acquisition. During the fourth quarter of 2012, the Company changed its intellectual property strategy as part of its 2012 Restructuring Initiatives. As part of this new strategy, the Company determined it would no longer be using or enforcing these patents, resulting in a $4.6 million impairment charge as the carrying amount of these assets was no longer considered recoverable.

Sale of Top-Flite and Ben Hogan Intangible Assets. During the first quarter of 2012, the Company sold certain intangible assets, including the trademarks and service marks related to the Top-Flite and Ben Hogan brands, for combined net cash proceeds of $26.8 million. At the time of sale, the net book values of the Top-Flite and Ben Hogan assets sold totaled $20.2 million and therefore the Company recognized a pre-tax net gain of $6.6 million. As of June 30, 2012, the Company no longer has Top-Flite or Ben Hogan intangible assets recorded on its books.

Future Filings. In future filings, beginning with the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2013, the Company will provide in its discussion of Critical Accounting Policies and Estimates additional disclosure, consistent with the above, regarding the inputs which are subject to volatility or change and which were used in its impairment analysis of the Top-Flite and Ben Hogan intangible assets.

Results of Operations, Page 32

2.	We believe your discussion and analysis of cost of sales could be enhanced by providing disclosure with respect to the major components within your cost of sales, including the relative significance of each component. In order to provide greater insight into the current composition and potential variability of cost of sales, please also consider including a table quantifying the material components of cost of sales, and changes therein. In addition, since each of your segments appear to have significantly different operating margins and growth rates, please consider including a more robust discussion of cost of sales by reportable segments, or provide us with support for your conclusion that such a discussion is not necessary for an understanding of your business.

Company’s Response:

The Company acknowledges the Staff’s comments and is committed to providing investors with information that enhances their understanding of Callaway’s results of operations. The Company’s cost of sales is comprised primarily of material and component costs, distribution and warehousing costs, and overhead. On a consolidated basis, over 85% percent of the total cost of sales is variable in nature and will fluctuate with sales volumes. Of this amount, over 72% of the variable costs are related to material and component costs. By operating segment, over 73% and 90% of the Company’s Ball and Non-Ball cost of sales, respectively, is variable in nature and will fluctuate with sales volumes. Of these amounts, over 63% and 72%, respectively of the Ball and Non-Ball variable costs are related to material and component costs. Generally, the relative significance of the components of costs of sales does not vary materially from period to period.

In future filings, to provide greater insight into the composition and potential variability of the Company’s cost of sales both on a consolidated level and by operating segment, we will expand and enhance our MD&A disclosures by providing, consistent with the above, (i) disclosure of the major elements within cost of sales, (ii) the estimated percentage of variable costs relative to total costs, and (iii) the estimated percentage of material and component costs relative to variable costs. In addition, we will disclose the impact of any material variances in the components of costs of sales both at a consolidated level and by operating segment, as applicable, within our Results of Operations section of our SEC filings.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, Page 48

3.	Based on your disclosures on page 14, it appears that you are a large consumer of certain materials, including steel, titanium alloys, carbon fiber and rubber as well as electricity. You indicate that you may not be able to obtain such materials at a reasonable price or at all. Furthermore, you indicate that an interruption in the supply of the materials or a significant change in costs could have a material adverse effect on your business. In this regard, it appears that you should revise your filing to include disclosures regarding price volatility of such materials, including a corresponding sensitivity analysis disclosing the impact that changes in price would have on your results of operations.

Company’s Response:

The risk factor to which you refer was included in the Company’s Form 10-K out of an abundance of caution and does not represent a material risk to the Company. As such, we will remove this risk factor in the Company’s future filings beginning with the Company’s 2013 Form 10-K.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 10. Non-Controlling Interests, Page F-22

4.	You indicate that, for the years ended December 31, 2012, 2011 and 2010, non-controlling interest related to Suntech in the consolidated statements of shareholders’ equity included net profits of $259,000, $587,000 and $346,000, respectively. However, please note that ASC Topic 225-10-S99-2 indicates that you should present a non-controlling interest in net income (loss) on the face of your financial statements. Please revise accordingly.

Company’s Response:

The Company acknowledges the Staff’s comments and understands that ASC Topic 225-10-S99-2 indicates that we should present a non-controlling interest in Suntech in net income (loss) on the face of our financial statements. Please note that we evaluated the presentation of the non-controlling interest in Suntech on the face of our financial statements and determined that it was not quantitatively or qualitatively material to our financial statements. For example, in 2012, the non-controlling interest in Suntech’s profits was $259,000 compared to Callaway’s net loss of approximately $122,946,000. Please note also that in June 2013 we terminated our Golf Ball Manufacturing and Supply Agreement with Suntech and we no longer have a significant influence over the Suntech operations. Therefore, beginning in the third quarter of 2013, we will no longer consolidate the financial results of Suntech in our consolidated financial statements. Due to the fact that this ASC will not pertain to our financial statements going forward and the past amounts have not been material, the Company does not believe that it is necessary to change the presentation of the prior periods in future reports. We will consider this guidance for future investments of this nature.

Acknowledgments

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for the opportunity to respond to the Staff’s comments. We believe our responses address your comments. If you have any questions or require any further information regarding this matter, please contact the undersigned at 760-804-4056.

Very truly yours,

/s/ Brian P. Lynch

Brian P. Lynch
Senior Vice President, General Counsel and Corporate Secretary

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